Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-91187) of WESCO International, Inc. of our report dated June 27, 2013, with respect to the statements of net assets available for benefits of the WESCO Distribution, Inc. Retirement Savings Plan as of December 29, 2012 and 2011, the related statements of changes in net assets available for benefits for the years then ended, and the related supplementary schedule of Schedule H, Line 4i - schedule of assets (held at end of year) as of December 29, 2012, which appears in the December 29, 2012 annual report on Form 11-K of the WESCO Distribution, Inc. Retirement Savings Plan.

/s/ Alpern Rosenthal
Pittsburgh, Pennsylvania
June 27, 2013